Exhibit 99.1
 RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street

Netanya 4250407, Israel

NOTICE OF  2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS
POSTPONED TO JUNE 30, 2022

RADA Electronic Industries Ltd. Shareholders:

This is to inform you that our 2022 ANNUAL General Meeting of Shareholders, or the Meeting, originally scheduled for June 23, 2022 has been rescheduled to be held at 10:00 a.m. (Israel time) on Thursday, June 30, 2022 at our offices at 7 Giborei Israel Street, Netanya, Israel, for the following purposes, which are unchanged:

(1)	to re-elect five (5) directors, each for a term expiring at our 2023 Annual General Meeting of Shareholders;

(2)	to approve the terms of service including a grant of options to purchase our shares to certain directors;

(3)	to approve the grant of options to purchase our shares to Mr. Yossi Ben Shalom, the Chairman of our Board of Directors;

(4)	to approve a grant of options to purchase our shares to Mr. Dov Sella, our Chief Executive Officer;

(5)	to approve a grant of options to purchase our shares to certain executive officers; and

(6)
to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2022 and to authorize our Board of Directors to determine their compensation based on the recommendation of our Audit Committee.

 In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2021 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on May 16, 2022 are entitled to notice of, and to vote at, the Meeting, and whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the proxy card previously mailed to you.
IF YOU HAVE ALREADY VOTED, YOU DO NOT NEED TO DO ANYTHING.  IF YOU STILL NEED TO VOTE, PLEASE USE THE PROXY CARD ALREADY RECEIVED.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, or AST, you are considered to be, with respect to those shares, a shareholder of record, and the proxy materials were sent directly to you by us.

If your shares are held in a brokerage account or by a trustee or nominee, or through a member of the Tel Aviv Stock Exchange, or the TASE, you are considered to be the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee nominee, or TASE member that holds your shares, or by an agent hired by them, explaining how to direct the broker, trustee or nominee to vote your shares. You are also invited to attend the Meeting, but since a beneficial owner is not the shareholder of record, you may not vote these shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting or, if your shares are held by a TASE member, provide a certificate from your bank or your broker as to the number of shares owned by you at the record date.

If your shares are held via the Israeli registrar for trading on the TASE, you should deliver or mail (via registered mail) your completed proxy to the offices of our company together with a proof of ownership issued by your broker (ishur baalut), as of the record date. Alternatively, you may vote ordinary shares of our company electronically via MAGNA, the electronic voting system of the Israel Securities Authority, up to 11:59 p.m. (Israel time) on June 27, 2022. You should receive instructions about electronic voting from your broker.

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals, except that the approval of proposal 4 requires that the affirmative vote of the Ordinary Shares must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding Ordinary Shares.

We distributed a proxy statement (which included the full version of the proposed resolutions) and a proxy card to all shareholders. Shareholders may also review the proxy statement on our website at www.rada.com, at the Israeli Securities Authority’s distribution site at www.magana.isa.co.il, the filing site of the Tel Aviv Stock Exchange Ltd. at www.maya.tase.co.il , the filing site of the Securities and Exchange Commission, or SEC, at www.edgar.gov, or at our principal executive offices at 7 Giborei Israel Street, Netanya, Israel, upon prior notice and during regular working hours (telephone number: +972-76-538-6200) until the date of the Meeting.

By Order of the Board of Directors, Yossi Ben Shalom Chairman of the Board of Directors

June 2, 2022

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